**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**10 August 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Ranger Energy Services, Inc.**

**File No. 333-218139 -- CF# 35182**

———————————————

Ranger Energy Services, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 22, 2017, as amended on August 7, 2017.

Based on representations by Ranger Energy Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.6 | through December 30, 2018 |
| Exhibit 10.7 | through December 30, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary